gary b. wolff, p.c.

  Counselor At Law

805 Third Avenue

Twenty First Floor

New York, New York 10022

Telephone: 212-644-6446

Facsimile: 212-644-6498

E-Mail:  wolffpc@attglobal.net

April 14, 2006

Mail Stop 3720

Larry Spirgel, Assistant Director

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Pinewood Imports, Ltd.

Registration Statement Form SB-2/Amendment 3

File No.: 333-132056

Dear Mr. Spirgel:

Enclosed is Pre-Effective Amendment Three to the above Registration Statement.  The changes are either made in response to staff comments on the Pre-Amendment Two or represent an updating of material previously filed to reflect any developments in the business of Pinewood Imports, Ltd. business.  The paragraph numbers below correspond to the numbered comments in your oral April 12, 2006 letter of comment.

1.

The loan due to our President arose from payments made over periods of time. We state specifically that such amounts relate to payments of $9,000 during 2004 and $54,291 during 2005. This information was disclosed in “Liquidity” and has been added to “Certain Relationships and Related Transactions” and Note 4.

2.

We added that the loan made to a related party originated on February 1, 2006 to Note 3 to the Unaudited Financial Statements for the period ended February 28, 2006 as well as in “Certain Relationships and Related Transactions” section.

3.

We have added the requested disclosure to “Critical Accounting Policies.”

4.

We have inserted the names of all significant customers to Note 6 of the Financial Statements as well as throughout the Registration Statement.

If you have any questions or require anything further, please feel free to call me at 212-644-6446.

Very truly yours,

/s/ Gary B. Wolff

Gary B. Wolff

/hk

Enclosure

cc:

Pinewood Imports, Ltd.

Most & Company, LLC